UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 12 May 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	12 May 2014

ALLIED IRISH BANKS, p.l.c. ("AIB")
INTERIM MANAGEMENT STATEMENT
Key Points - Q1 2014
•	The bank returned to profitability during the quarter with continued income growth and further cost reductions. Both the UK & Irish businesses returned to underlying profitability
•	Restructuring Plan approval granted by the European Commission
•	Net Interest Margin (NIM) increased to c.1.57% in the quarter excluding Eligible Liabilities Guarantee (ELG) costs
•	Significant reduction in impairment charges and overall stock of impaired loans continued to reduce
•	Funding position stable with more normalised market access and further reductions in monetary authority funding
•	Lending drawdowns of c. €1.1bn in Q1 2014, a c. 60% increase on Q1 2013
•	Met restructuring targets for mortgage and SME customers in difficulty
•	CRD IV Transitional CET 1 capital ratio increased from year end position
•	Discussions with the Department of Finance in respect of simplification of the bank's capital structure expected to continue into H2 2014

Chief Executive Officer David Duffy said "AIB returned to profitability in Q1 2014 and progress is evident across a number of fronts. We are delivering our stated objectives which include increases in new lending drawdowns, the recent EU Commission's approval of our restructuring plan, improvement in the cost of funding and capital position, supporting customers in financial difficulty and a decrease in overall impaired loans.

"Our operating performance is trending positively and notwithstanding the challenges that lie ahead, I believe the bank will continue to deliver against our strategic objectives. The bank expects that discussions with the State regarding simplification of the bank's capital structure will continue into H2 2014. We remain focused on supporting Irish economic recovery, continuing to build profitability and ultimately returning capital to the State."

Operating Performance

The Irish domestic economy has continued its steady recovery with a reduced budget deficit, an improving labour market and year on year house price increases while the UK economy has posted five consecutive quarters of GDP growth to Q1 2014, all leading to improved economic and trading conditions in the main markets in which AIB operates.

The underlying operating performance of the bank returned to post provision profitability in Q1 2014 with performance moderately ahead of expectations both in terms of income generation and provisions. Both the UK and Irish businesses returned to underlying profitability.

In addition to the underlying performance, a number of items positively impacted income and will further enhance H1 2014 profitability. These include disposals in the Available for Sale (AFS) portfolio, bespoke asset disposals and in addition receipt of a coupon on NAMA subordinated debt for the first time.

Excluding ELG costs, NIM for Q1 2014 was c.1.57% and c.1.79% excluding the impact of ELG and NAMA Senior Bonds. NIM improved in Q1 2014 over previous quarters driven by lower funding costs, improvement in yield on interest earning assets and a further reduction in ELG costs.

The continued focus on cost control delivered further savings in staff and general and administrative costs. The bank's cost income ratio was lower in Q1 2014 versus H2 2013.

Lending

Overall the level of new lending drawdowns across the loan portfolios was ahead of those in the first quarter of 2013. AIB is actively seeking appropriate lending opportunities in the Irish and UK markets.

There is increased activity in the SME sector in the Republic of Ireland (RoI) reflecting both positive trends in key macro economic indicators and AIB's sectoral led strategy which is resulting in increased engagement across key sectors. Credit demand is improving and lending approvals in Q1 2014 were c. 25% higher than the same period in 2013. There was particular growth in new business volumes in Finance & Leasing and Corporate Banking also maintained momentum in Q1 2014 in lending approvals and drawdowns.

Mortgage drawdowns in RoI in Q1 2014 were c. 50% higher than Q1 2013 and approvals also increased. There is also traction in our Online Mortgage proposition with in excess of 1,000 applications through the bank's new online system.

Overall, including the UK business, lending drawdowns by customers were c.60% higher, at c. €1.1bn in Q1 2014 compared to the same period in 2013. Notwithstanding the increase in drawdowns, the pace of loan redemptions continues to exceed new lending demand although the bank expects this trend to reverse in the medium term.

Asset Quality and Customers in Difficulty

Total impaired loans reduced from €28.9bn at December 2013 to c. €28.2bn at end of March 2014. The reduction in impaired loans was as a result restructuring activity, cures and write-offs offset by new impaired loans. The pace of formation of new impaired loans continued to reduce in Q1 2014. Specific provision to impaired loans coverage was in line with end of December 2013. Impaired loans decreased in all loan sectors with the exception of a marginal increase in Irish residential mortgages.

Total arrears in the Irish residential mortgage portfolio were stable in Q1 2014 with both early arrears and arrears >90 days past due in the owner occupier book declining.

AIB continues to meet targets in relation to the resolution of both SME and mortgage customers in arrears which is a key priority for the bank. Continued steady progress has been made in relation to concluding solutions with customers in financial difficulty, on commercial terms, with increased engagement from customers now evident. In aggregate, restructuring activity to date with customers has not resulted in increased provisions being required.

Given the overall stabilisation in asset quality trends, AIB expects the credit impairment charge for H1 2014 to be materially lower than H1 2013.

Balance Sheet and Funding

Total assets reduced by c. €4bn to €114bn in Q1 2014 driven by a strategic reduction in the AFS portfolio, repayment of NAMA Senior Bonds and net loan reduction. NAMA Senior Bonds were c. €13.5bn at 31 March 2014 following a repayment of c. €2bn in the quarter. The bank continues to monitor both announcements by NAMA and the repayment pattern in relation to NAMA Senior Bonds and will consider whether any revised payment pattern requires positive timing adjustments to future NAMA Senior Bond income assumptions. At 31 March 2014, AIB valued its NAMA subordinated debt at c.60% of nominal value in light of the recent coupon payment and the improved economic environment.

The bank's loan to deposit ratio at the end of March 2014 was broadly unchanged from December 2013 at c. 101%. Net Loans of €65bn have reduced by c. €1bn since 31 December 2013 in line with expectations while customer account balances reduced to €64bn at end of March 2014 reflecting the bank's continued strategy to manage liability pricing.

Reliance on funding from Monetary Authorities decreased to c.€9bn at end Q1 2014 (€12.7bn at 31 December 2013) and AIB has continued its balanced and structured approach to engagement with wholesale funding markets having successfully completed two issuances in the year to date, totalling €1bn. These issuances include a €500m 7-year Asset Covered Securities issuance and a €500m 5-year Senior Unsecured funding.

The bank's Liquidity Coverage Ratio was c. 139% and the Net Stable Funding Ratio was c. 101% at end of March 2014 and the increase since December 2013 includes the impact of regulatory guidance on the treatment of NAMA bonds.

Capital

AIB is currently undergoing a Comprehensive Assessment by the ECB prior to the introduction of the Single Supervisory Mechanism in November 2014. The comprehensive assessment includes an asset quality review and, in collaboration with the EBA, a stress test with the results expected in Q4 2014.

The Central Bank of Ireland conducted a balance sheet assessment in Q4 2013 and AIB's provisioning charge of €1.9bn in 2013 was consistent with substantially all of its findings. The bank did not require further capital as a result of this review.

AIB's CRD IV transitional CET 1 ratio was higher at the end of March 2014 than the 15% reported at end December 2013 and also remains significantly above current minimum regulatory requirements.

Capital Structure

Following the bank's announcement in March 2014 in respect of simplification of the capital structure, discussions with the Department of Finance have commenced in relation to the possible conversion of some or all of the €3.5bn 2009 Preference Shares into ordinary shares and options in respect of the Contingent Capital Notes.

AIB hopes to reach agreement in relation to these discussions with the Department of Finance during H2 2014 and as part of these discussions the bank will consider options in respect of repayment of capital to the State. The bank will also consider a share capital reduction to create further distributable reserves.

Any actions in relation to capital would have regard to the timing of the forthcoming ECB stress tests and as previously noted would be subject to all relevant regulatory and shareholder approval.

AIB currently has c. 521 billion shares in issue, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC). This includes the issuance of 500 billion ordinary shares to the NPRFC in July 2011 at a price of €0.01 per share.

Based on the number of shares currently in issue and the closing share price of Friday 9 May 2014, AIB trades on a valuation multiple of c. 8x* 31 December 2013 Net Asset Value (NAV). The bank notes that the median for comparable European banks is c.1x NAV.

Business Disposal

Ark Life Assurance Company Limited ('Ark Life') was designated as a 'subsidiary held exclusively for resale' by AIB on acquisition in March 2013. AIB confirms that it completed the sale of its investment in Ark Life to Guardian Assurance Limited in May 2014. The sale price was in excess of the carrying value recognised in the bank's accounts as at 31 December 2013 and was accretive to capital.

*Excludes 2009 Preference Shares

-ENDS-

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email : niamh.n.hennnessy@aib.ie

Important Information and Forward Looking Statement

AIB has c.521 billion ordinary shares, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC), mainly following the issue of 500 billion ordinary shares to the NPRFC at €0.01 per share in July 2011.

This statement should be considered in parallel with AIB's Annual Financial Report for 2013 and all other relevant market disclosures, copies of which can be found at the following link:
www.aibgroup.com/investorrelations

The contents of this statement and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This update is for information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

This statement contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the AIB Group. In particular, certain statements in this announcement, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, margins, capital ratios, estimates of capital expenditures, and plans and objectives for future operations.

Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, the outcome of the ECB and EBA 2014 Comprehensive Assessment and Stress Test, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy in particular in relation to its leaving the financial support package from the EU/IMF, the Group's markets, particularly for retail deposits which are at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and the increased risk of payment default and depressed Irish property prices, may give rise to increased losses experienced by the Group, the Group also faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful and the risk of litigation arising from the Group's activities.

Nothing in this statement should be considered to be a forecast of future profitability or financial position and none of the information in this announcement is or is intended to be a profit forecast or profit estimate. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 12 May 2014

By: ___________________

                                                                                                                                             Myles O'Grady
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.